Exhibit 99.2

Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of holders of common shares of Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") held on May 25, 2017 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against/Withheld

1.	Ordinary resolution to fix the number of directors of Advantage to be elected at the Meeting at six (6).	Resolution Approved	N/A	N/A
2.	Ordinary resolution approving the election of the following nominees as directors of Advantage for the ensuing year or until their successors are elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and the by-laws of Advantage:
	Jill T. Angevine Stephen E. Balog Grant B. Fagerheim Paul G. Haggis Andy J. Mah Ronald A. McIntosh	Resolution Approved	99.10% 99.10% 98.73% 99.03% 99.29% 96.84%	0.90% 0.90% 1.27% 0.97% 0.71% 3.16%
3.	Ordinary resolution confirming By-Law No.1 of the Corporation adopted by Advantage's board of directors, as more particularly described in the management information circular of the Corporation dated April 20, 2017	Resolution Approved	99.43%	0.57%
4.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of Advantage and to authorize the directors of Advantage to fix their remuneration as such.	Resolution Approved	N/A	N/A

Dated at Calgary, Alberta this 25th day of May, 2017.